September 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	David Edgar
Melissa Kindelan
Craig D. Wilson

Re:	SEC Comment Letter dated August 28, 2018
ANSYS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 3, 2018
File No. 000-20853

Ladies and Gentlemen:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter of August 28, 2018 to Maria T. Shields, Chief Financial Officer of the Company (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed February 22, 2018 and Quarterly Report on Form 10-Q filed May 3, 2018.

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

September 27, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements

Note 3. Revenue from Contracts with Customers, page 9

1.    You disclose that you apply a practical expedient to expense sales commissions as incurred when the amortization period would have been one year or less. Please tell us whether sales commissions are earned on contract renewals and if so, how you considered those in determining the amortization period.

Response to Comment No. 1:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that sales commissions are earned on contract renewals in an amount that is commensurate with the commission earned on the initial contract sale, as further discussed below. In addition, the Company has a high renewal rate on both its lease and maintenance contracts. Due to this high renewal rate, the majority of both lease and maintenance contracts have specifically anticipated renewal periods.

As discussed in Staff Paper No. 57, FASB/IASB Joint Transition Resource Group (TRG) for Revenue Recognition “Capitalization and Amortization of Incremental Costs of Obtaining a Contract” (TRG 57), if renewals are anticipated, a contract acquisition asset will also generally have a useful life that includes those anticipated renewals, unless the entity incurs incremental costs (e.g. incremental commissions) to obtain the renewals that are commensurate with the incremental costs incurred (the commissions paid) to obtain the initial contract.

In TRG 57, the TRG agreed that the evaluation of whether a renewal commission is commensurate with an initial commission should be based on the economic benefits expected to be obtained from the commission payment. Some stakeholders suggested that entities should evaluate whether the comparative level of effort expended by the employee or third party was commensurate with the commission they were paid; however, the TRG agreed that level of effort should not be used in the evaluation. Per Staff Paper No. 23, FASB/IASB Joint Transition Resource Group (TRG) for Revenue Recognition “Incremental Costs of Obtaining a Contract” (TRG 23), the renewal commission is commensurate with the initial commission if the two commissions are reasonably proportional to the respective contract values.

The Company treats renewal contracts equally with all other sales, including the initial sale of a lease or maintenance contract, in applying a single uniform commission rate table and, therefore, renewal commissions are commensurate with the initial commissions. As a result, the amortization period for the initial contract commission would not include the specifically anticipated renewal periods. Accordingly, the Company applies a practical expedient to expense sales commissions as incurred when the amortization period would have been one year or less.

September 27, 2018

2.    You disclose that certain sales commissions associated with multi-year contracts are subject to an employee service requirement and are expensed as incurred as they are not considered incremental costs to obtain a contract. Please tell us the nature of the service requirement and how it impacted your consideration in accounting for these sales commissions. Also, tell us whether sales commissions are earned on multi-year contracts that are not subject to an employee service requirement and, if so, how you account for such commissions.

Response to Comment No. 2:

The Company acknowledges the Staff’s comments. ASC 340-40 requires sales commissions that are directly attributable to, and incremental from, obtaining a contract, to be capitalized if they are recoverable and the one-year practical expedient is not applicable and applied. The Company’s disclosure statement, “Certain sales commissions associated with multi-year contracts are subject to an employee service requirement and are expensed as incurred as they are not considered incremental costs to obtain a contract” refers to sales commissions associated with multi-year contracts beyond the initial year’s commission. The Company’s multi-year contracts, which represent a minority of the Company’s sales transactions both in number and in value, typically have a duration of two or three years. Contracts with a duration beyond three years are rare. Sales commissions are awarded each year based on an annualized amount of the multi-year contract. Sales commissions awarded beyond the initial year of a multi-year contract are not incremental to obtaining the contract as such commissions are only paid to the extent the sales employee remains employed on the annual anniversary date(s) of each successive contract year. This service requirement represents a substantive service condition. If the sales employee leaves before all the commission is awarded on a multi-year contract, the employee is not entitled to the commission payment for future years. As a result, the Company properly expenses such costs as incurred. Except as it relates to the initial year of multi-year contracts, as discussed further in the following paragraph, there are no sales commissions on multi-year contracts that are not subject to a service condition.

The Company’s sales commissions earned on the initial year of a multi-year contract are not subject to an employee service requirement and are considered incremental costs to obtain a contract. For the quarter ended March 31, 2018 and the year ended December 31, 2017, such commissions earned on multi-year contracts represented less than 1% of total operating expenses, the portion subject to capitalization being an even smaller subset of this value. The impact of capitalizing and amortizing this contract asset on the balance sheet and the income statement in each individual year and cumulatively is not material to the consolidated financial statements. Accordingly, the Company expenses such commissions as earned. The Company will continually reassess the materiality each reporting period to determine if a change in treatment is warranted.

To provide further clarification, the Company will amend the footnote disclosure in future filings to read, “Sales commissions associated with the initial year of multi-year contracts are expensed as incurred due to their immateriality. Sales commissions associated with multi-year contracts beyond the initial year are subject to an employee service requirement and are expensed as incurred as they are not considered incremental costs to obtain a contract.”

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September 27, 2018

If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 820-4077 or by facsimile at (724) 820-4091, Joseph L. Johnson III, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1633 or by facsimile at (617) 649-1436, or Adam Small, Esq. of Goodwin Procter LLP at (617) 570-8304 or by facsimile at (617) 801-8832.

Very truly yours,

/s/ Maria T. Shields
Maria T. Shields
Chief Financial Officer
ANSYS, Inc.

cc:	Joseph L. Johnson III, Esq., Goodwin Procter LLP
Adam Small, Esq., Goodwin Procter LLP